February 11, 2013

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Lisa Kohl, Staff Attorney

Mara L. Ransom, Assistant Director

Re:

Registration Statement on Form S-1

Filed December 20, 2012

File No. 333-185571

Dear Ms. Ransom and Kohl:

Below please find our responses to the Staff’s comment letter dated February 1, 2013 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 2, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

Please provide the disclosure required by Item 505 of Regulation S-K.

We have amended the Registration Statement to include this disclosure.  See page 13.

2.

On page 29 you state that Mr. Hwang received 30,200,00 shares on February 23, 2011, but on pages 29, 32 and II-1 you state that he received 30,800,000 shares on February 23, 2011; please advise or revise.  Also, the chart on page 33 identifies issuances of 6,000,000 and 227,800,000 shares to Mr. Won and issuances of 5,000,000 and 8,200,000 shares to Mr. Hwang, however, the disclosure throughout the rest

Ms. Kohl and Ransom

February 11, 2013

of your prospectus identifies issuances of 69,200,000 and 227,800,000 shares to Mr. Won and issuances of 30,200,000 and 8,200,000 shares to Mr. Hwang; please advise or revise.

These were typographic errors.  As you noted, the correct amounts for Mr. Hwang and Mr. Won are 30,800,000 and 69,200,000 (an aggregate of 100,000,000).  The prospectus has been revised to reflect the correct numbers.  See Footnote No. 2 on page 29 and the table on page 33.

Risk Factors, page 6

3.

We note your response to comment 2 in our letter dated January 14, 2013 and the risk factor added on page 10 of the registration statement.  Please revise this risk factor to also disclose that your disclosure controls and procedures were not effective.  In this regard, we note the conclusions in your Form 10-K for the fiscal year ended December 31, 2011 filed on March 23, 2012 and your Form 10-Q for the fiscal period ended September 30, 2012 filed on October 22, 2012 that your disclosure and procedures were not effective.

We have expanded the risk factor appropriately.  See the risk factor on page 10.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

4.

Please file an updated legal opinion that reflects the updated number of shares registered on this Form S-1.

An updated legal opinion has been included with this Form S-1 (Amendment No. 2).  See Exhibit 5.1.

Exhibit 23.1

5.

Please file an updated auditor’s consent with your next amendment.

An updated auditor’s consent has been included with this Form S-1 (Amendment No. 2).  See Exhibit 23.1.

In addition to the foregoing, we have included our audited results for the fiscal year ended December 31, 2012 in accordance with Regulation S-X.  See the Financial Statements starting on page F-1 and Management’s Discussion and Analysis or Plan of Operation starting on page 17.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of the amended filing.

Very truly yours,

/s/ Seon Won

Seon Won

President and Chief Executive Officer